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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25                   SEC FILE NUMBER
                                                                 000-27431

                                                                 CUSIP NUMBER
                                                                 129897 10 4

                           NOTIFICATION OF LATE FILING

                                  (Check One):

        [X]  Form 10-K            [ ]  Form 20-F             [ ] Form 11-K

                    [ ]  Form 10-Q            [ ] Form N-SAR

               For Period Ended:     March 31, 2001

               [ ]  Transition Report on Form 10-K

               [ ]  Transition Report on Form 20-F

               [ ]  Transition Report on Form 11-K

               [ ]  Transition Report on Form 10-Q

               [ ]  Transition Report on Form N-SAR

               For the Transition Period Ended: ________________________________

               Read Instruction (on back page) Before Preparing Form. Please Print or Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

        Full Name of Registrant:  Calico Commerce, Inc.
        Former Name if Applicable:
        Address of Principal Executive Office:

               333 West San Carlos St. -- Ste. 300
               San Jose, CA 95110


PART II - RULES 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form
    10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the


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prescribed due date; or the subject quarterly report or transition report on
Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

        State below in reasonable detail the reasons why Forms 10-K, Form 20-F, 11-K, 10-Q or Form N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

        On May 23, 2001, Calico Commerce, Inc. announced that it intends to restate the financial results of its first and second quarters of its fiscal year ending March 31, 2001. Calico also has implemented a restructuring of its organization and a reduction of its workforce in each of the quarters ended March 31, 2001 and ending June 30, 2001, in addition to having hired an Interim Chief Financial Officer to replace its Chief Financial Officer who resigned in March 2001 for personal reasons. As a result of the reduction in workforce, the hiring of a new Interim Chief Financial Officer and the devotion of management time and resources to the restatement and to the changes within its organization, Calico is unable to prepare and file its Annual Report on Form 10-K by June 30, 2001 without unreasonable effort and expense. However, Calico does intend to file the Form 10-K within fifteen calendar days of the prescribed due date.


PART IV - OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification:

            Leslie E. Wright, Interim Chief Financial Officer (408) 975-7400

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes     [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

[X] Yes     [ ] No

        The Company anticipates that there will be a significant change in its 2001 operating performance as summarized below. These amounts are approximate and subject to revision pending completion of its annual audit.

                            YEAR ENDED 3/31/2000    YEAR ENDED 3/31/2001
                            --------------------    --------------------
Revenue                              $   36           $     29 to 30            In  Millions
Net Loss                             $  (28)          $ (140 to  145)           In Millions
Loss Per Share                       $(1.36)          $(4.05 to 4.20)           Per Share
Weighted Average Shares                20.5                     34.5            In Millions

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                              CALICO COMMERCE, INC.

                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: June 29, 2001                By:  /s/  Leslie E. Wright
                                       -----------------------------------------
                                       Leslie E. Wright, Interim Chief Financial
                                       Officer